# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MACOM TECHNOLOGY SOLN HLDS INC, CIK 0001493594
CUSIP: 55405Y100
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 100 CHELMSFORD STREET, Lowell, Massachusetts (MA), 01851
Date of event which requires filing of this statement: 01/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000315066-23-001763
Filed by CIK 0000315066

## Reporting persons
- FMR LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 8,016,751.49; shared voting power 0; sole dispositive power 8,033,058.69; shared dispositive power 0; aggregate amount beneficially owned 8,033,058.69 (10.7% of the class)
- Abigail P. Johnson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 8,033,058.69; shared dispositive power 0; aggregate amount beneficially owned 8,033,058.69 (10.7% of the class)

## Item 1. Issuer
Name of issuer: MACOM TECHNOLOGY SOLN HLDS INC
Address of issuer's principal executive offices: 100 CHELMSFORD STREET,Lowell,MA,USA,01851

## Item 2. Person Filing
Name of person filing: FMR LLC
Address of principal business office or, if none, residence: 245 Summer Street, Boston, Massachusetts 02210
Citizenship: Not applicable

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 8033058.69
Percent of class: 10.7
Sole power to vote or to direct the vote: Please see the responses to Items 5 and 6 on the cover page.
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 8033058.69
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: One or more other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the COMMON STOCK of MACOM TECHNOLOGY SOLN HLDS INC. No one other person's interest in the COMMON STOCK of MACOM TECHNOLOGY SOLN HLDS INC is more than five percent of the total outstanding COMMON STOCK.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See attached Exhibit 99.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Please see Exhibit 99 for 13d-1(k) (1) agreement.

## Signatures
- FMR LLC: Stephanie J. Brown, Duly authorized under Power of Attorney effective as of January 3, 2023, by and on behalf of FMR LLC and its direct and indirect subsidiaries* (02/05/2026)
- Abigail P. Johnson: Stephanie J. Brown, Duly authorized under Power of Attorney effective as of January 26, 2023, by and on behalf of Abigail P. Johnson** (02/05/2026)
Comment: * This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FMR LLC on January 10, 2023, accession number: 0000315066-23-000003. ** This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FMR LLC on January 31, 2023, accession number: 0000315066-23-000038.